MAGELLAN MIDSTREAM HOLDINGS, L.P.

One Williams Center

Tulsa, Oklahoma 74172

February 7, 2006

VIA EDGAR & FACSIMILE (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Attention: Ms. Mellissa Duru

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-129623) of Magellan Midstream Holdings, L.P. (the “Company”)

Dear Ms. Duru:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 1:00 p.m. (Washington D.C. time) on February 9, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges to the Securities and Exchange Commission (the ”Commission”) that should the Commission or the staff of the Division of Corporation Finance (the “Staff”) acting pursuant to delegated authority, declare the filing effective, it (i) does not foreclose the Commission from taking any action with respect to the filing and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Holdings GP, LLC, its General Partner

By:	/s/ Lonny E. Townsend

	Name:	Lonny E. Townsend
	Title:	Vice President, General Counsel and Secretary

February 7, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Magellan Midstream Holdings, L.P.
Units representing Limited Partner Interests
Form S-1 (File No. 333-129623)

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 9, 2006 at 1:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: February 1, 2006
(ii)	Dates of distribution: February 1, 2006 – February 9, 2006
(iii)	Number of prospective underwriters: 12
(iv)	Number of prospectuses distributed under (iii) above: approximately 55,000
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Sean Dolan

Name:	Sean Dolan
Title:	Director